Gerald (Trey) Fitz-Gerald Work History
Cofounder, Secretary, Fan Owned Club, Inc.
2019 - Present

Gerald (Trey) Fitz-Gerald, 49, owns 27 years of media and marketing experience in professional sports, primarily soccer, and is a veteran of five professional organizational launches.

Trey is currently serving as a consultant to Major League Soccer club Real Salt Lake during their transition to new ownership. Previously Trey served as the Senior Vice President of Marketing and Communications since 2004, where he oversaw the Club's branding, marketing, advertising, TV and radio broadcast, media, public and community relations efforts.